[US BANCORP LOGO]
  Asset Management

                               Filed by American Real Estate Finance Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: American Strategic Income Portfolio Inc.
                                                         SEC File No.: 811-06404


FOR IMMEDIATE RELEASE                   CONTACT:   Cheryl Stone
                                                   Public Relations Manager
                                                   U.S. Bancorp Asset Management
                                                   612-303-5657


                 AMERICAN STRATEGIC INCOME PORTFOLIO INC. (ASP),
               AMERICAN STRATEGIC INCOME PORTFOLIO INC.-II (BSP),
               AMERICAN STRATEGIC INCOME PORTFOLIO INC.-III (CSP)
                    AND AMERICAN SELECT PORTFOLIO INC. (SLA)
                        ANNOUNCE REORGANIZATION AGREEMENT


MINNEAPOLIS - March 20, 2002 - American Strategic Income Portfolio Inc. (ASP), American Strategic Income Portfolio Inc.-II (BSP), American Strategic Income Portfolio Inc.-III (CSP) and American Select Portfolio Inc. (SLA) (collectively, the "Funds") announced today that they have signed a definitive agreement to reorganize into American Real Estate Finance Corporation, a newly-organized, specialty finance company that will elect to be taxed as a real estate investment trust for federal income tax purposes.

     The reorganization is being proposed in order to allow the Funds to continue their current business and investment strategies in a larger and more flexible vehicle which offers the potential for enhanced liquidity to shareholders and the potential for higher earnings and distributions over time.

     Under the reorganization agreement, shareholders of the Funds would receive shares of American Real Estate Finance Corporation common stock in exchange for their Fund shares, based upon the net asset values attributable to each Fund's outstanding common stock. In addition, the agreement provides that shareholders of each Fund may elect to receive, in lieu of American Real Estate Finance Corporation common stock, cash in an amount equal to the net asset value of their shares, subject to an aggregate cap equal to 15 percent of the outstanding shares of such Fund. After completion of the reorganization, American Real Estate Finance Corporation would be advised by a newly formed subsidiary of U.S. Bancorp Asset Management, Inc., the current advisor to the Funds, and would be exempt from the registration requirements of the Investment Company Act.
                                  - Continued -

--------------------------------------------------------------------------------
Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested.

PAGE 2 - FUNDS REORGANIZATION AGREEMENT

     The reorganization has been unanimously approved by the Funds' boards of directors. Participation by any Fund in the reorganization is subject to a number of conditions, including approval by the shareholders of that Fund, receipt by the Funds of an exemptive order from the United States Securities and Exchange Commission (SEC), the registration under the federal Securities Act of the American Real Estate Finance Company common stock to be issued to Fund shareholders in the reorganization and the listing of such shares with the New York Stock Exchange. In addition, for any Fund to participate, the reorganization must be approved by shareholders of Funds that have, in the aggregate, net assets of at least $200 million, net of any cash payments to those holders electing to receive cash and any holders exercising their statutory dissenters' rights. The reorganization, which is structured as a tax-free transaction, is expected to close in the second half of 2002.

     The Funds have been advised in this transaction by Friedman Billings
Ramsey.

     The Funds are closed-end mutual funds advised by U.S. Bancorp Asset Management, Inc. The Funds are registered under the Investment Company Act of 1940 and the Funds' shares are listed on the New York Stock Exchange.

     The Funds and American Real Estate Finance Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the reorganization with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed by the Funds or American Real Estate Finance Corporation will be available free of charge from Investor Services, U.S. Bancorp Asset Management, Inc., 800 Nicollet Mall, Minneapolis, Minnesota 55402; telephone: 800-677-FUND.

         PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE REORGANIZATION.

                                  - Continued -

--------------------------------------------------------------------------------
Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested.

PAGE 3 - FUNDS REORGANIZATION AGREEMENT

     Each of the Funds and its board of directors and executive officers and U.S. Bancorp Asset Management, Inc. and its executive officers may be deemed to be participants in the solicitation of proxies from Fund shareholders in favor of the reorganization. It is expected that certain current officers of U.S. Bancorp Asset Management, Inc. will be executive officers and directors of American Real Estate Finance Corporation and of its newly formed investment advisor. Information regarding the interests of the Funds' officers and directors in the transaction will be included in the joint proxy statement/ prospectus. Information regarding the interests of U.S. Bancorp Asset Management, Inc. and its officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the proxy statement/prospectus to be mailed to the shareholders of the Funds in connection with the transaction, each Fund files proxy and information statements and other reports with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by the Funds with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from U.S. Bancorp Asset Management, Inc. as set forth above.

     This news release does not constitute an offer of any securities for sale.

BASED IN MINNEAPOLIS, U.S. BANCORP ASSET MANAGEMENT, INC., IS A SUBSIDIARY OF U.S. BANK NATIONAL ASSOCIATION. IT PROVIDES INVESTMENT MANAGEMENT SERVICES TO INDIVIDUALS AND INSTITUTIONS - INCLUDING CORPORATIONS, FOUNDATIONS, PENSION FUNDS, PUBLIC FUNDS AND RETIREMENT PLANS - WITH ITS AFFILIATED PRIVATE ASSET MANAGEMENT GROUPS WITHIN U.S. BANK NATIONAL ASSOCIATION, WHICH HAVE COMBINED ASSETS UNDER MANAGEMENT OF $121 BILLION AS OF DEC. 31, 2001. THE FIRM HAS OFFICES IN MINNEAPOLIS, MILWAUKEE, MADISON, CINCINNATI, ST. LOUIS, PORTLAND, SEATTLE AND DENVER.

U.S. BANCORP ASSET MANAGEMENT, INC., SERVES AS THE INVESTMENT ADVISER TO THE FIRST AMERICAN FUNDS. U.S. BANK NATIONAL ASSOCIATION IS A SEPARATE ENTITY AND WHOLLY OWNED SUBSIDIARY OF U.S. BANCORP, THE EIGHTH-LARGEST FINANCIAL SERVICES HOLDING COMPANY IN THE UNITED STATES AND A LEADING PROVIDER OF COMPREHENSIVE BANKING, TRUST, INVESTMENT AND PAYMENT SYSTEMS PRODUCTS AND SERVICES. U.S. BANCORP IS THE PARENT COMPANY U.S. BANK.

                                       ###
--------------------------------------------------------------------------------
Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested.